================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 29, 2000 or

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED] for the transition period from ___________ to ____________


                           COMMISSION FILE NO. 1-10863


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         YORK INTERNATIONAL CORPORATION
                            631 South Richland Avenue
                            York, Pennsylvania 17403




================================================================================

                                      INDEX


Item                                                                          Page
----                                                                          ----
Signature.......................................................................2
Financial Statements and Supplemental Schedule .................................3
Exhibit Index...................................................................15
Exhibit.........................................................................16

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                      YORK INTERNATIONAL CORPORATION
                                      INVESTMENT PLAN



Date:   June 25, 2001                 By:    /s/ Jane G. Davis
    ----------------------            ----------------------------------------
                                      Jane G. Davis
                                      Member, Pension and Investment Committee

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN

                              Financial Statements
                                       And
                              Supplemental Schedule

                           December 29, 2000 and 1999

                          Independent Auditors' Report


To the Pension and Investment Committee of
York International Corporation:


We have audited the accompanying statements of net assets available for benefits of the York International Corporation Investment Plan as of December 29, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the York International Corporation Investment Plan as of December 29, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 15, 2001

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits

                             (thousands of dollars)

                           December 29, 2000 and 1999



                                 ASSETS                                         2000                                    1999
                                                                           -------------                           -------------
Investments:
   At fair value                                                           $   200,902                                 224,453
   Participant notes receivable, at cost                                         3,880                                   3,718
                                                                           -------------                           -------------
             Total investments                                                 204,782                                 228,171
                                                                           -------------                           -------------

Receivables:
   Employer's contribution                                                         105                                     121
   Participants' contributions                                                   1,096                                   1,111
   Interest                                                                         25                                      25
                                                                           -------------                           -------------
             Total receivables                                                   1,226                                   1,257
                                                                           -------------                           -------------
Net assets available for benefits                                          $   206,008                                 229,428
                                                                           =============                           =============

See accompanying notes to financial statements.

                        YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                             (thousands of dollars)

                     Years Ended December 29, 2000 and 1999



                                                                                     2000                              1999
                                                                                 -------------                     -------------
                                ADDITIONS

Additions to net assets attributed to:
      Investment income:
           Net appreciation (depreciation) in fair value of investments         $     (24,338)                          15,024
           Interest and dividends                                                      15,934                           16,044

      Contributions:
           Employer's                                                                   1,522                            1,807
           Participants'                                                               16,185                           17,483
                                                                                 -------------                    --------------
                  Total additions                                                       9,303                           50,358
                                                                                 -------------                    --------------

                               DEDUCTIONS

Deductions from net assets attributed to:
      Benefits paid to participants                                                    24,461                           16,680
      Administrative expenses                                                              32                               33
                                                                                 -------------                    --------------
                  Total deductions                                                     24,493                           16,713
                                                                                 -------------                    --------------

                  Net increase (decrease) prior to transfers                          (15,190)                          33,645

Transfers to other plans                                                               (8,230)                              --
                                                                                 -------------                    --------------
                  Net increase (decrease)                                             (23,420)                          33,645

Net assets available for benefits:
      Beginning of year                                                               229,428                          195,783
                                                                                 -------------                    --------------
      End of year                                                               $     206,008                          229,428
                                                                                 =============                    ==============

See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2000 and 1999


(1)   PLAN DESCRIPTION

      The following description of the York International Corporation (Company) Investment Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)  GENERAL

           The Plan is a defined contribution plan covering employees of the Company (Plan Sponsor) who have been employed for their respective eligibility periods and are members of employee groups to which the Plan has been extended. The Plan is administered by a committee appointed by the Company's Board of Directors. The Plan assets are held by Fidelity Management Trust Company (Fidelity), as trustee (Trustee). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

           Effective December 29, 1999, the Plan Sponsor amended the Plan to change the Plan year from the 12-month period ending December 31 to the 12-month period beginning December 30 and ending December 29.

      (b)  CONTRIBUTIONS

           Each year, participants may contribute from one to sixteen percent of pretax compensation, as defined in the Plan. Participants may also contribute an additional one to ten percent of compensation as after-tax contributions, but the total of both pretax and after-tax contributions cannot exceed sixteen percent of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Certain employee groups may be eligible to receive a Company match of 25 percent of the first four percent of base compensation that a participant contributes to the Plan.

      (c)  INVESTMENT OPTIONS

           Upon enrollment in the Plan, participants may direct employee contributions in 10 percent increments in any of fifteen investment options.

           The "Fixed Income Fund" is a common collective trust which enters into guaranteed investment contracts (GICs) with various insurance carriers to provide a guaranteed rate of return. The Fixed Income Fund does not provide a guaranteed rate of return to the Plan and accordingly, is not considered to be a GIC of the Plan.

           The "Puritan Fund" is a mutual fund which seeks to obtain income and capital growth by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

           The "Magellan Fund" is a mutual fund which seeks capital appreciation by investing primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

                                                                    (Continued)
                                       7

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2000 and 1999


           The "Equity Income Fund" is a growth and income mutual fund which seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

           The "Growth & Income Fund" is a mutual fund which seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities.

           The "OTC Portfolio Fund" is a growth mutual fund. It seeks capital appreciation by investing primarily in securities traded on the over-the-counter (OTC) market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York Stock Exchange.

           The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally at least 65% of the fund's total assets will be invested in foreign securities.

           The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

           The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2000.

           The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2010.

           The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2020.

           The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2030.


                                                                    (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2000 and 1999

           The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

           The "U.S. Bond Index Fund" is an income fund. It seeks investment results that try to duplicate the composition and total return of the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

           The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock. If participants choose to invest in the York International Stock Fund, the following restrictions will apply to their investment:

           - Limitation on New Contributions - participants will only be permitted to invest up to 20% of any new contributions to the Plan in the York International Stock Fund.

           - No Rollover Purchase - participants will not be permitted to invest any portion of a rollover contribution in the York International Stock Fund.

           - No Transfers from Other Funds into the York International Stock Fund - although participants will be able to continue to make exchanges between other investment funds, participants will not be permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

           - Sales of York International Stock Fund must occur during a window period - although participants will be permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during a "window" period that will be established by the Company. Throughout the year, participants will be notified of upcoming window periods.

           Participants may change their investment options monthly.

                                                                    (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2000 and 1999


      (d)  PARTICIPANT NOTES RECEIVABLE

           Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates range from 8.25 percent to 10.50 percent. Principal and interest are paid through monthly payroll deductions.

      (e)  PARTICIPANTS' ACCOUNTS

           Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and,
           (b) Plan earnings, and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (f)  VESTING

           Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their account plus actual earnings thereon is based on years of service. A participant is 100 percent vested after four years of credited service, as follows:


                      YEARS OF SERVICE               VESTED %

                        Less than 2                     0%
                        2                              33%
                        3                              67%
                        4 or more                     100%


      (g)  PAYMENT OF BENEFITS

           On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity. For the York International Stock Fund, participants may elect to receive cash or shares of York International Corporation stock and cash, with cash representing the value of any fractional share. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.


                                                                    (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2000 and 1999


      (h)  FORFEITURES

           At December 29, 2000 and 1999, forfeited nonvested accounts totaled $448,000 and $401,000, respectively. These accounts may be used first to pay any expenses payable for the plan year and then shall be used to reduce future employer contributions. In 2000 and 1999, employer contributions were not reduced by forfeited nonvested accounts.

      (i)  RECLASSIFICATION

           Certain 1999 amounts have been reclassified to conform with 2000 classifications.


(2)   Summary of Accounting Policies

      (a)  BASIS OF ACCOUNTING

           The financial statements of the Plan are prepared under the accrual method of accounting.

      (b)  INVESTMENT VALUATION AND INCOME RECOGNITION

           All investment options, except for Participant Notes Receivable, are stated at fair value as reported by the Trustee. Participant Notes Receivable are valued at cost which approximates fair value.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      (c)  ADMINISTRATIVE EXPENSES

           Certain administrative expenses are paid by the Company.

      (d)  USE OF ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (e)  PAYMENT OF BENEFITS

           Benefits are recorded when paid.

      (f)  NEW ACCOUNTING PRONOUNCEMENTS

           In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

                                                                    (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2000 and 1999




           SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan Financial statements would be immaterial.


(3)   INVESTMENTS

      In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 and 1999 financial statements.

      The following table separately identifies those investments which represent 5 percent or more of the Plan's net assets.



               (in thousands)                     2000                  1999
                                              ------------          ------------
               Mutual Funds
                 Fixed Rate Fund(1)           $   56,887                62,435
                 Puritan Fund                     16,327                19,173
                 Megallan Fund                    63,405                71,435
                 Growth & Income Fund             19,735                23,916
                 OTC Portolio Fund                16,716                17,574
                 Other                            27,832                29,902

               Participant Notes Receivable        3,800                 3,718
                                              ------------          ------------
                                              $  204,782               228,171
                                              ============          ============


               (1) Includes nonparticipant-directed unallocated forfeited nonvested accoums of $450,000 and $350,000 at December 29, 2000 and 1999, respectively. The increase is primarily attributable to additional forfeited nonvested accounts of $77,000 for the year ended December 29, 2000.

      During 2000, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $24,338,000, and in 1999 appreciated in value by approximately $15,024,000.


                                                                    (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2000 and 1999


(4)   TRANSFERS TO OTHER PLANS

      During 2000, the Plan transferred the value of certain participants' accounts to other plans as a result of the Plan Sponsor's disposition of certain manufacturing facilities. Participants became 100% vested in the Company match upon the sale of the facilities at which time the participants' employment transferred from the Plan Sponsor to the acquirer of such businesses.


(5)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $32,000 and $33,000 for 2000 and 1999, respectively.

      In addition, the Plan invests in a fund containing common stock of the Plan Sponsor, York International Corporation, and therefore, these transactions qualify as party-in-interest transactions.


(6)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


(7)   TAX STATUS OF THE PLAN

      The Internal Revenue Service has determined and informed the Company by letter dated September 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.


(8)   SUBSEQUENT EVENT

      Effective May 1, 2001, the United Mechanical Services, Inc. 401(k) Plan was merged into the York International Corporation Investment Plan.

                                                                      SCHEDULE 1
                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                 (in thousands)

                                December 29, 2000



                                                                                                     CURRENT
        IDENTITY OF ISSUER                 DESCRIPTION OF INVESTMENT                                  VALUE
------------------------------------  -------------------------------------                     ------------------

* York International Corporation      York International Stock Fund                          $                 36
* Fidelity Investments                Fixed Income Fund (1)                                                56,887
* Fidelity Investments                Puritan Fund                                                         16,327
* Fidelity Investments                Magellan Fund                                                        63,405
* Fidelity Investments                Equity Income Fund                                                    8,688
* Fidelity Investments                Growth & Income Fund                                                 19,735
* Fidelity Investments                OTC Portfolio Fund                                                   16,716
* Fidelity Investments                Overseas Fund                                                         5,297
* Fidelity Investments                Freedom Income Fund                                                     110
* Fidelity Investments                Freedom 2000 Fund                                                     1,101
* Fidelity Investments                Freedom 2010 Fund                                                     3,120
* Fidelity Investments                Freedom 2020 Fund                                                     2,193
* Fidelity Investments                Freedom 2030 Fund                                                     1,844
* Fidelity Investments                Spartan U.S. Equity Index Fund                                        4,977
* Fidelity Investments                U.S. Bond Index Fund                                                    466
                                      Participant Notes Receivable
                                          (interest of 8.25% - 10.5% )                                      3,880
                                                                                                ------------------

                                                                                             $            204,782
                                                                                                ==================

* Party-in-interest

(1) Includes nonparticipant-directed amounts at cost and current value of $450,000.

                                  EXHIBIT INDEX


EXHIBIT NO.        DOCUMENT
-----------        --------

23                 Consent of Independent Auditors
